UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Absci Corporation

(Name of Issuer)

Common Stock, par value, $0.0001 per share

(Title of Class of Securities)

00091E109

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00091E109

	1.	Names of Reporting Person:
		Sean McClain
	2	Check the Appropriate Box if a Member of a Group:
		(a) ☐ (b) ☐
	3.	SEC Use Only:

	4.	Citizenship or Place of Organization:
		United States
Number of	5.	Sole Voting Power:
Shares		9,373,113(1)
Beneficially	6.	Shared Voting Power:
Owned by		0
Each	7.	Sole Dispositive Power:
Reporting		7,093,577(2)
Person	8	Shared Dispositive Power:
With:		0
	9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
		9,373,113(1)
	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
		☐
	11.	Percent of Class Represented by Amount in Row (9):
		10.0%(3)
	12.	Type of Reporting Person:
		IN

(1)Consists of (i) 6,368,955 shares of common stock held of record by Sean McClain (the “Reporting Person”), (ii) 2,269,987 shares of common stock held by Brittany McClain, which shares are subject to a voting agreement and proxy pursuant to which the Reporting Person is entitled to vote such shares on all matters presented to the Issuer’s stockholders for approval, (iii) 724,622 shares of common stock subject to options exercisable by the Reporting Person within 60 days of December 31, 2023, and (iv) 9,549 shares of common stock subject to options exercisable by Brittany McClain within 60 days of December 31, 2023, which are subject to a voting agreement proxy pursuant to which the Reporting Person is entitled to vote such shares on all matters presented to the Issuer’s stockholders for approval.
(2)Consists of (i) 6,368,955 shares of common stock held of record by the Reporting Person and (ii) 724,622 shares of common stock subject to options exercisable within 60 days of December 31, 2023.
(3)Based on the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 93,087,675 shares of common stock outstanding as of December 31, 2023 and (ii) 734,171 shares of common stock subject to options exercisable within 60 days of December 31, 2023.

CUSIP No. 00091E109

ITEM 1.

(a)Name of Issuer: Absci Corporation

(b)Address of Issuer’s Principal Executive Offices:
18105 SE Mill Plain Boulevard
Vancouver, WA 98683

ITEM 2.

(a)Name of Person Filing: Sean McClain

(b)Address of Principal Business Office, or if None, Residence:

c/o Absci Corporation

18105 SE Mill Plain Boulevard Vancouver, WA 98683

(c)Citizenship: United States
(d)Title of Class of Securities:

Common stock, par value, $0.0001 per share

(e)CUSIP Number: 00091E109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a— 8);

(e)☐ An investment adviser in accordance with §240.13d—1(b)(1)(ii)(E);

(f)☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)☐ A parent holding company or control person in accordance with §240.13d—1(b)(1)(ii)(G);

(h)☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company

Act of 1940 (15 U.S.C. 80a-3);

(j)☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J)

(k)☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
9,373,113
(b)	Percent of Class:
	10.0%	(b) ☐
(c)	Number of Shares as to which the person has:
(i) Sole power to vote or to direct the vote: 9,373,113(1)
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 7,093,577(2)
(iv) Shared power to dispose or to direct the disposition of: 0

(1)Consists of (i) 6,368,955 shares of common stock held of record by Sean McClain (the “Reporting Person”), (ii) 2,269,987 shares of common stock held by Brittany McClain, which shares are subject to a voting agreement and proxy pursuant to which the Reporting Person is entitled to vote such shares on all matters presented to the Issuer’s stockholders for approval, (iii) 724,622 shares of common stock subject to options exercisable by the Reporting Person within 60 days of December 31, 2023, and (iv) 9,549 shares of common stock subject to options exercisable by Brittany McClain within 60 days of December 31, 2023, which are subject to a voting agreement proxy pursuant to which the Reporting Person is entitled to vote such shares on all matters presented to the Issuer’s stockholders for approval.
(2)Consists of (i) 6,368,955 shares of common stock held of record by the Reporting Person and (ii) 724,622 shares of common stock subject to options exercisable within 60 days of December 31, 2023.

CUSIP No. 00091E109

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024	/s/ Todd Bedrick

Todd Bedrick, Attorney-in-fact for Sean McClain